Exhibit 12.3

Doral Financial Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends

	For the six months ended June 30, 2013
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(20,569)
Plus:
Fixed Charges (excluding capitalized interest)	69,848

Total Earnings (Losses)	$49,279

Fixed Charges:
Interest expensed and capitalized	$58,433
Amortized premiums, discounts, and capitalized expenses related to indebtedness	9,472
An estimate of the interest component within rental expense	1,943

Total Fixed Charges	$69,848

Preferred dividends	4,830
Tax factor (based on statutory tax rate)	0.61
Preferred dividend factor	7,918

Total fixed charges and preferred stock dividends	$77,766

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(20,569)
Plus:
Fixed Charges (excluding capitalized interest)	41,955

Total Earnings (Losses)	$21,386

Fixed Charges:
Interest expensed and capitalized	$30,540
Amortized premiums, discounts, and capitalized expenses related to indebtedness	9,472
An estimate of the interest component within rental expense	1,943

Total Fixed Charges	$41,955

Preferred dividends	4,830
Tax factor (based on statutory tax rate)	0.61
Preferred dividend factor	7,918

Total fixed charges and preferred stock dividends	$49,873

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A	)

(A)     Due to the Company’s pre-tax loss for the six months ended June 30, 2013 the coverage ratio was less than 1:1. The Company would have to generate additional earnings of $28.5 million to achieve a ratio of 1:1 during the six-month period ended June 30, 2013.